EXHIBIT 99.1

Stantec reports record 2025 results, achieves 17.6% adjusted EBITDA margin, increases dividend by 8.9%, and provides 2026 outlook

2025 Highlights

  Net revenue grew to $6.5 billion, an increase of 10.7% compared to 2024;
  Adjusted EBITDA1 of $$1.1 billion, up 16.7% year-over-year, and adjusted EBITDA margin1 of 17.6%, a 90 basis point increase over 2024;
  Operating cash flows increased 43.1% from $603.1 million to $862.9 million and delivered strong free cash flow to net income of 1.3x;
  Diluted EPS1 of $4.20 and adjusted EPS of $5.30, an increase of 19.9% over 2024; and
  Backlog of $8.6 billion, up 9.5% from December 31, 2024.

EDMONTON, Alberta and NEW YORK, Feb. 25, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Stantec, a global leader in sustainable design and engineering, released its results today for the fourth quarter and year ended December 31, 2025.

Stantec achieved another record-setting year in 2025 as its work continues to address some of the world's greatest challenges. Net revenue increased 10.7% to $6.5 billion, driven by 5.0% organic growth1 and 3.9% acquisition growth1. Adjusted EBITDA increased 16.7% year-over-year to $1,143.7 million. The Company's strong project execution and cost management drove an adjusted EBITDA margin1 of 17.6%, achieving Stantec's 2024-2026 Strategic Plan target range of 17% to 18% one year earlier than anticipated. Stantec also achieved diluted earnings per share (EPS) of $4.20, and adjusted EPS of $5.30, an increase of 19.9% over the prior year.

In the fourth quarter of 2025, Stantec grew net revenue 10.9% to $1.6 billion through 3.9% organic and 6.5% acquisition growth. Stantec delivered organic growth in each of its business operating units, with its Water business achieving 10.1% organic growth. Adjusted EBITDA increased 15.0% year-over-year to $283.5 million, and adjusted EBITDA margin for the quarter reached 17.3%, an increase of 60 basis points over the prior year. Stantec achieved diluted EPS of $0.82 and adjusted EPS of $1.25, an increase of 12.6% compared to fourth quarter 2024.

“2025 marked another successful year for Stantec, delivering solid mid-single-digit organic growth despite ongoing global geopolitical uncertainties,” said Gord Johnston, president and chief executive officer. "We also achieved our highest ever adjusted EBITDA margin driven by strong execution and operational excellence. Closing out the second year of our 2024-2026 Strategic Plan, we are proud of the meaningful progress we've made against our priorities and we continue to work toward the targets set out in this Plan."

__________________________________________

1 Adjusted EPS, adjusted EBITDA, adjusted EBITDA margin and free cash flow to net income are non-IFRS measures, and organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's 2025 Annual Report).

"2026 is off to a strong start, and with a new record high backlog of $8.6 billion, we are very well positioned for another year of continued growth,” said Mr. Johnston. “The momentum we have built, combined with favorable long-term market trends across water, health care, transportation, energy transition, and mission critical segments, positions us well to unlock meaningful growth not only in 2026, but for years to come."

2026 Outlook

Stantec has established the following targets for 2026:

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.6% to 18.2%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
Other expectations
Effective tax rate (without discrete transactions)	23% to 25%
Earnings pattern	42-47% in Q1 and Q4
53-58% in Q2 and Q3
Capital expenditures as % of net revenue	1.4% to 1.8%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Days sales outstanding (note)	at or below 75

In setting Stantec's targets and guidance, the company assumed an average value for the US dollar to be $1.36, GBP to be $1.85, and AU $0.90 in the fourth quarter 2025.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of Stantec's 2025 Annual Report.

Stantec expects to achieve net revenue growth of 8.5% to 11.5% in 2026, with organic net revenue growth in the mid- to high-single digits, driven by strong demand across all geographic reporting segments and business units. Organic growth in the United States is expected to rebound to the mid- to high-single digits, supported by strong demand across all business lines. In Canada, Stantec expects growth to continue in the mid- to high-single digits driven by public sector spending plans and continued demand in Energy & Resources. Lastly, organic net revenue growth in Global is expected to maintain strong growth in the mid- to high-single digits, driven by continued high levels of activity in the Company's Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

Stantec anticipates adjusted EBITDA margin will continue to expand, reaching a record range of 17.6% to 18.2%.This improvement reflects strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies. Adjusted EBITDA margin in the first and fourth quarters of 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the Northern Hemisphere, offset by margins moving toward the higher end of the range, or above, in the second and third quarters as seasonal activity increases.

Overall, Stantec expects to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Full Year 2025 Financial Highlights

  Net revenue increased 10.7%, or $628.2 million, to $6.5 billion compared to 2024, primarily driven by 5.0% organic growth and 3.9% acquisition growth. Stantec achieved organic growth in all of its regional and business operating units, most notably in Water where organic growth was driven to 10.7%.
  Project margin increased $333.3 million, or 10.4%, to $3.5 billion as a result of net revenue growth and solid project execution. As a percentage of net revenue, project margin decreased slightly by 20 basis points from 2024 to 54.3% as a result of changes in project mix and remained in line with Stantec's expected range.
  Adjusted EBITDA increased $163.4 million, or 16.7%, to $1,143.7 million. Adjusted EBITDA margin increased by 90 basis points from 2024 to 17.6%. The increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, mainly due to Stantec's continued discipline in the management of operations and higher utilization.
  Net income and diluted EPS achieved record highs in 2025. Net income increased 32.6%, or $117.9 million, to $479.4 million, and diluted EPS increased 32.5%, or $1.03, to $4.20, mainly due to increases in net revenue, and as a percentage of net revenue, a 120 basis point reduction in administrative and marketing expenses, partly offset by higher amortization of intangible assets as a result of our recent acquisitions and income taxes. As well, the non-cash impairment charge from Stantec's real estate optimization strategy of $6.0 million was lower compared to $34.9 million in 2024.
  Stantec exceeded its real estate optimization objectives outlined in the Company's 2024-2026 Strategic Plan and drove approximately $0.17 of incremental adjusted EPS savings while reducing Stantec's footprint by 11% relative to 2023 baseline.
  Adjusted net income increased 19.8%, or $100.1 million, to a record high of $604.4 million, representing 9.3% of net revenue, increasing 70 basis points compared to last year. Adjusted EPS increased 19.9%, or $0.88, to $5.30.
  Contract backlog increased to $8.6 billion, achieving a 9.5% increase from December 31, 2024, which includes 8.1% acquisition growth and 3.6% organic growth. Notably, Stantec's acquisition of Page contributed to over 30% backlog growth in its Buildings business. Additionally, the Company's Global region achieved 14.2% organic backlog growth. Contract backlog represents approximately 13 months of work.
  Net debt to adjusted EBITDA was 1.3x at December 31, 2025—within Stantec's internal range of 1.0x to 2.0x.
  Operating cash flows increased 43.1% from $603.1 million to $862.9 million, reflecting continued strong cash flow generation through revenue growth, operational performance, and strong working capital management.
  Free cash flow to net income1 is 1.3x, above our target.of 1.0x.
  Days sales outstanding was 69 days at December 31, 2025, a substantive improvement of 8 days compared to the prior year due to excellence in working capital management, and well under the Company's target of 80 days.
  On February 25, 2026, Stantec's Board of Directors declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

Fourth Quarter 2025 Financial Highlights

  Net revenue increased 10.9%, or $161.3 million, to $1.6 billion, driven by 6.5% acquisition growth and 3.9% organic growth. Stantec achieved organic growth in all of its regional operating units, and notably the Water business drove organic growth to 10.1%.
  Project margin increased 9.8%, or $79.5 million, and decreased 50 basis points as a percentage of net revenue from 55.0% to 54.5%, remaining in line with expected ranges. Project margins as a percentage of net revenue decreased primarily due to higher project recoveries and change order approvals in the comparative quarter.
  Adjusted EBITDA increased 15.0%, or $37.0 million, to $283.5 million. Adjusted EBITDA margin increased by 60 basis points over Q4 2024 to 17.3%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, mainly due to higher utilization and Stantec's continued discipline in the management of operations.
  Net income decreased 4.2%, or $4.1 million, to $93.9 million and diluted EPS decreased 4.7% to $0.82, mainly due to higher amortization of intangible assets as a result of Stantec's recent acquisitions, partly offset by increases in net revenue and, as a percentage of net revenue, lower administrative and marketing expenses.
  Adjusted net income increased 13.2%, or $16.6 million, to $142.8 million, representing 8.7% of net revenue, up 20 basis points compared to Q4 2024. Adjusted EPS increased 12.6%, or $0.14, to $1.25.

Q4 and Full Year 2025 Financial Summary

	Quarter Ended Dec 31,				Year Ended Dec 31,
	2025		2024		2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,115.8	129.0%	1,959.5	132.5%	8,144.2	125.4%	7,500.0	127.8%
Net revenue	1,639.7	100.0%	1,478.4	100.0%	6,494.8	100.0%	5,866.6	100.0%
Direct payroll costs	746.8	45.5%	665.0	45.0%	2,965.8	45.7%	2,670.9	45.5%
Project margin	892.9	54.5%	813.4	55.0%	3,529.0	54.3%	3,195.7	54.5%
Administrative and marketing expenses	631.2	38.5%	590.3	39.9%	2,457.5	37.8%	2,286.1	39.0%
Depreciation of property and equipment	16.8	1.0%	17.3	1.2%	70.6	1.1%	67.7	1.2%
Depreciation of lease assets	35.0	2.1%	31.9	2.2%	133.6	2.1%	127.1	2.2%
Net impairment of lease assets and property and equipment	7.7	0.5%	4.3	0.3%	6.0	0.1%	34.9	0.6%
Amortization of intangible assets	51.7	3.2%	24.3	1.6%	147.5	2.3%	123.8	2.1%
Net interest expense and other net finance expense	30.9	1.9%	25.9	1.8%	102.0	1.6%	104.4	1.8%
Other income	(2.5)	(0.1%)	(6.7)	(0.5%)	(18.2)	(0.4%)	(13.6)	(0.4%)
Income taxes	28.2	1.7%	28.1	1.9%	150.6	2.3%	103.8	1.8%
Net income	93.9	5.7%	98.0	6.6%	479.4	7.4%	361.5	6.2%
Basic and diluted EPS (note)	0.82		0.86		4.20		3.17
Adjusted EBITDA (note)	283.5	17.3%	246.5	16.7%	1,143.7	17.6%	980.3	16.7%
Adjusted net income (note)	142.8	8.7%	126.2	8.5%	604.4	9.3%	504.3	8.6%
Adjusted EPS (note)	1.25		1.11		5.30		4.42
Dividends declared per common share	0.225		0.210		0.90		0.84
Total assets					7,956.9		6,956.1
Total long-term debt					1,818.3		1,383.5

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of Stantec's 2025 Annual Report).

Net Revenue by Reportable Segment

Full-Year 2025

(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,546.5	1,427.0	119.5	9.0	n/a	110.5	7.8%
United States	3,369.4	3,040.7	328.7	161.3	64.3	103.1	3.4%
Global	1,578.9	1,398.9	180.0	61.2	37.2	81.6	5.8%
Total	6,494.8	5,866.6	628.2	231.5	101.5	295.2
Percentage growth			10.7%	3.9%	1.8%	5.0%

Fourth Quarter 2025

(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	381.1	361.1	20.0	—	n/a	20.0	5.5%
United States	856.9	755.3	101.6	86.5	(0.4)	15.5	2.1%
Global	401.7	362.0	39.7	9.0	8.2	22.5	6.2%
Total	1,639.7	1,478.4	161.3	95.5	7.8	58.0
Percentage growth			10.9%	6.5%	0.5%	3.9%

Backlog

(In millions of Canadian dollars, except percentages)	Dec 31, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,760.5	1,687.1	73.4	—	n/a	73.4	4.4%
United States	5,127.5	4,722.6	404.9	611.9	(215.8)	8.8	0.2%
Global	1,682.2	1,414.2	268.0	25.2	41.8	201.0	14.2%
Total	8,570.2	7,823.9	746.3	637.1	(174.0)	283.2
Percentage growth			9.5%	8.1%	(2.2)%	3.6%

Conference Call

On Thursday, February 26, 2026, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, president and chief executive officer, and Vito Culmone, executive vice president and chief financial officer, will host a conference call to discuss the Company’s fourth quarter and full year 2025 performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, free cash flow to net income, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the 2025 Annual Report, available on SEDAR+ at sedarplus.com, EDGAR at sec.gov, and the Company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2026 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2026 Outlook and Annual Targets are provided in the Company’s 2025 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2025 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2025 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 587-579-2086
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is also available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income	93.9	98.0	479.4	361.5
Add back (deduct):
Income taxes	28.2	28.1	150.6	103.8
Net interest expense	30.4	25.6	100.2	103.6
Net impairment of lease assets and property and equipment (note 1)	11.1	6.8	10.6	41.7
Depreciation and amortization	103.5	73.5	351.7	318.6
Unrealized (gain) loss on equity securities (note 3)	(2.5)	1.0	(5.7)	(6.1)
Acquisition, integration, and restructuring costs (note 4)	18.9	20.5	56.9	64.2
Gain on sale of intangible asset (note 5)	—	(7.0)	—	(7.0)
Adjusted EBITDA	283.5	246.5	1,143.7	980.3

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income	93.9	98.0	479.4	361.5
Add back (deduct) after tax:
Net impairment of lease assets and property and equipment (note 1)	8.4	5.3	8.0	32.4
Amortization of intangible assets related to acquisitions (note 2)	27.9	11.7	78.1	69.9
Unrealized (gain) loss on equity securities (note 3)	(1.9)	0.8	(4.4)	(4.7)
Acquisition, integration, and restructuring costs (note 4)	14.5	15.9	43.3	50.7
Gain on sale of intangible asset (note 5)	—	(5.5)	—	(5.5)
Adjusted net income	142.8	126.2	604.4	504.3
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	114,066,995	114,066,995
Adjusted earnings per share	1.25	1.11	5.30	4.42

See the Definitions section of Stantec's 2025 Annual Report for discussions of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2025 of $4.6 (2024 - $6.8; 2023 - $(0.2)) and for the quarter ended December 31, 2025 of $3.4 (2024 - $2.5). For the year ended December 31, 2025, this amount is net of tax of $2.6 (2024 - $9.3; 2023 -nil). For the quarter ended December 31, 2025, this amount is net of tax of $2.7 (2024 - $1.5).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2025, this amount is net of tax of $24.5 (2024 - $20.1; 2023 - $15.3). For the quarter ended December 31, 2025, this amount is net of tax of $8.6 (2024 - $3.4).

note 3: For the year ended December 31, 2025, this amount is net of tax of $(1.3) (2024 - $(1.4)); 2023 - $(2.4)). For the quarter ended December 31, 2025, this amount is net of tax of $(0.6) (2024 - $0.2).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with Stantec's acquisitions and restructuring costs. For the year ended December 31, 2025, this amount is net of tax of $13.6 (2024 - $14.5; 2023 - $13.3). For the quarter ended December 31, 2025, this amount is net of tax of $4.4 (2024 - $4.5).

note 5: For the year and quarter ended December 31, 2025, this amount is net of tax of nil (2024 - (1.5); 2023 - nil)